UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-09871

Investment Company Act File Number

Cullen Funds Trust

(exact name of registrant as specified in its charter)

645 Fifth Avenue, New York, NY 10022

(Address of principal executive offices) (Zip code)

Brooks Cullen

645 Fifth Avenue

New York, NY 10022

(Name and address of agent for service)

Registrant’s Telephone Number, including Area Code:

(877) 485-8586

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholder under Rule 30e-1. The Registrant’s most recent fiscal year ended June 30, 2022.

The Cullen Funds Trust (the “Trust”) has experienced delays in completing the audit for the fiscal year ended June 30, 2022 and is filing for extension of the transmission deadline for the Trust’s Annual Report because management is still evaluating the circumstances and related controls related to two erroneous shareholder redemptions that the Funds’ Transfer Agent processed in June 2022. The extension will allow the Trust’s independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”) to finalize the audit and provide the required reports. As a result, it is impractical for the Trust to transmit to shareholders its annual shareholder report for the year ended June 30, 2022 (the “Annual Report”) and to file the related Form N-CSR for the year ended June 30, 2022 (the “Form N-CSR”) within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Trust to transmit the Annual Report to shareholders by August 29, 2022 and to file the Form-NCR not later than 10 days after the transmission date to shareholders. The Trust respectfully requests that the date for transmission of the Annual Report to shareholders be extended to September 13, 2022 and the date for filing the Form N-CSR be extended to September 23, 2022.

The Trust believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II
OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Carla Teodoro

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

212-839-5969

SIGNATURES

The Trust has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

Cullen Funds Trust

By:	/s/ Jeff Battaglia
Jeff Battaglia
Treasurer

Date: August 29, 2022